SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Index
1. Summary of 2008 Third Quarter Business Report
2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2008

TABLE OF CONTENTS

1.	Introduction to the Company	5
1.1.	Business Purposes	5
1.2.	Business Purposes of Subsidiaries	5
1.3.	History	8
1.4.	Overview of the Business Group	8
1.5.	Capital Structure	9
1.6.	Dividend	10
2.	Business	11
2.1.	Results of Operations	11
2.2.	Source and Use of Funds	11
2.3.	Other Information for Investment Decision	13
3.	Financial Information	14
3.1.	Non-Consolidated Condensed Financial Information	14
3.2.	Consolidated Condensed Financial Information	14
3.3.	Other Financial Information	14
4.	Independent Public Accountants	15
4.1.	Audit & Audit related Fees	15
4.2.	Non-Audit Services	15
5.	Corporate Governance and Affiliated Companies	16
5.1.	Board of Directors & Committees under the Board	16
5.2.	Audit Committee	16
5.3.	Compensation to Directors	17
5.4.	Affiliated Companies	18
6.	Directors, Senior Management and Employees	19
6.1.	Executive Directors	19
6.2.	Non-Executive Directors	19
6.3.	Senior Management	20
6.4.	Employees	20
7.	Major Stockholders and Related Party Transactions	21
7.1.	Major Stockholders	21
7.2.	Changes in the Largest Shareholder for the Recent Three Years	21
7.3.	Investments in Affiliated Companies	22
7.4.	Related Party Transactions	22

Summary of 2008 Third Quarter Business Report
On November 14, 2008, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2008 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.
Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.
All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purposes
The business purpose of KB Financial Group is to engage in the following business activities:
■ Ownership and management of companies that are engaged in financial services or activities closely related to financial services;

■ Funding of the affiliate companies (including direct and indirect subsidiaries, the “Subsidiaries”);

■ Capital investment in Subsidiaries or procurement of funds for the Subsidiaries;

■ Joint development, marketing and use of facilities and IT systems with the Subsidiaries;

■ Lease and provision of brand, license, etc. to Subsidiaries;

■ Other businesses permitted by relevant laws and regulations; and

■ Other businesses incidental or related to the items listed above.

1.2.	Business Purposes of Subsidiaries

1.2.1.	Kookmin Bank
The business purpose of Kookmin Bank is to engage in the following business activities:
■ The banking business as prescribed by the Banking Act;

■ The trust business as prescribed by the Trust Business Act;

■ The credit card business as prescribed by the Specialized Credit Financial Business Act; and

■ Other businesses incidental or related to the items listed above.

1.2.2.	KB Investment & Securities Co., Ltd.
The business purpose of KB Investment & Securities Co., Ltd. is to engage in the following business activities:
■ Securities dealing, sales of securities on a consignment basis, brokerage and agency services for securities transactions;

■ Underwriting, purchase and offering of securities;

■ Comprehensive asset management account business, investment advisory and execution services; and

■ Discounting and trading of bills and underwriting and brokerage services for transactions of bills.

1.2.3.	KB Asset Management Co., Ltd.
The business purpose of KB Asset Management Co., Ltd. is to engage in the following business activities:
■ Administration of securities investment trusts;

■ Call trading; and

■ Bill purchases.

1.2.4.	KB Real Estate Trust Co., Ltd.
The business purpose of KB Real Estate Trust Co., Ltd. is to engage in the following business activities:
■ Trust and related services with respect to land and buildings;

■ Real estate mortgage trusts;

■ Real estate consulting services; and

■ Real estate-related research and analysis, publication and distribution of real estate-related information.

1.2.5.	KB Investment Co., Ltd.
■ Investment in start-up companies;

■ Management of small- and medium-sized enterprise start-up investment association funds;

■ Consulting, advisory and business referral services related to start-up companies; and

■ Referral and provision of overseas technology and foreign investment relating thereto.

1.2.6.	KB Futures Co., Ltd.
The business purpose of KB Futures Co., Ltd. is to engage in the following business activities:
■ Futures trading services (domestic and overseas);

■ Transactions of futures on a consignment basis, brokerage, referral and agency services for futures transactions;

■ Settlement and clearing of futures transactions;

■ Foreign exchange business related to futures trading;

■ Investment advisory and training services related to futures transactions; and

■ Distribution and publication of investment information related to futures transactions.

1.2.7.	KB Credit Information Co., Ltd.
The business purpose of KB Credit Information Co., Ltd. is to engage in the following business activities:
■ Collection of loans and receivables;

■ Credit research and review, advisory and consulting services; and

■ Agency services for civil applications.

1.2.8.	KB Data Systems Co., Ltd.
The business purpose of KB Data Systems Co., Ltd. is to engage in the following business activities:
■ Development, distribution and management of IT systems;

■ Consulting services related to IT system installation and usage;

■ Sales, referrals, leasing and maintenance and repair of IT equipment;

■ Collection, provision and processing of various business information; and

■ Other businesses incidental to the items listed above.

1.3.	History
■ September 26, 2008
Obtained final approval from the Financial Services Commission to establish a financial holding company
■ September 29, 2008
Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange
■ October 10, 2008
Listing on the Korea Exchange
■ October 20, 2008
The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.
■ October 31, 2008
The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

1.4.	Overview of the Business Group

Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
KB Investment & Securities
KB Asset Management
KB Real Estate Trust
KB Investment
KB Futures
KB Credit Information
KB Data Systems

2nd Tier Subsidiaries	KB Life Insurance	Kookmin Bank	Not listed
Kookmin Bank Hong Kong
Kookmin Bank International
	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed

*	Jooeun Industrial, a Kookmin Bank subsidiary, is in liquidation. KLB Securities, also a Kookmin Bank subsidiary, is undergoing bankruptcy proceedings. In addition, Kookmin Singapore Limited and Kookmin Finance Asia Limited are in liquidation.

1.5.	Capital Structure

1.5.1.	Common Shares

Capital Increase	(Unit: Won, shares)

Issue Date	Type	Number	Face Value	Issue Price	Remarks
2008.9.29	Common Stock	356,351,693	5,000	48,444	Establishment of the Company

Number of Shares	(Unit: shares) as of September 30, 2008

	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	356,351,693	356,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	356,351,693	356,351,693

*	The number of shares outstanding includes 73,607,601 shares of common stock for which voting rights are restricted.

1.5.2.	Treasury Stock
(Unit: shares)

Date	Details	Number of shares
September 30, 2008	Outstanding Treasury Shares	0

1.5.3.	Employee Stock Ownership Association
Not applicable

1.5.4.	Voting Rights
As of September 30, 2008

Items		Number of shares	Notes

Total number of issued shares	Common shares	356,351,693	—
	Preferred shares	—	—
Shares without voting rights	Common shares	—	—
	Preferred shares	—	—
Shares whose voting rights are restricted under the Securities & Exchange Act and other relevant laws and regulations	—	73,607,601	Article 48-7 of the Financial Holding Company Act
Shares with restored voting rights	—	—	—

Total shares for which voting rights may be exercised	Common shares	282,744,092	—
	Preferred shares	—	—

1.6.	Dividend
Not applicable

2.	Business

2.1.	Results of Operations
(Unit: in millions of Won)

For the two-days ended September 30, 2008
Operating revenues	568,853

Gain on valuation of equity method investments	568,853

Operating expenses	704

Loss on valuation of equity method investments	321
Interest expense	9
Commission expense	5
Selling and administrative expenses	369

Income before income tax expense	568,149

2.2.	Source and Use of Funds

2.2.1.	Source of Funds
(Unit: in millions of Won)

	As of and for the two-days
	ended September 30, 2008
	Ending balance	Ratio (%)
Shareholders’ Equity	13,572,297	99.77

Common stock	1,781,758	13.10
Capital surplus	15,472,190	113.74
Capital adjustments	(4,208,098)	(30.94)
Accumulated other comprehensive loss	(57,105)	(0.42)
Retained earnings	583,552	4.29

Liabilities	31,091	0.23

Borrowings	20,000	0.15
Other liabilities	11,091	0.08

Total liabilities and shareholders’ equity	13,603,388	100.00

2.2.2.	Use of Funds
(Unit: in millions of Won)

	September 30, 2008
	Ending balance	Ratio (%)
Investment securities accounted for under the equity method	13,579,354	99.82

Kookmin Bank	12,731,879	93.59
KB Real Estate Trust	111,252	0.82
KB Investment	102,841	0.76
KB Credit Information	43,725	0.32
KB Data Systems	17,760	0.13
KB Asset Management	110,186	0.81
KB Futures	36,985	0.27
KB Investment & Securities	424,726	3.12

Property and equipment	428	0.00

Cash and due from bank	6,870	0.05

Other assets	16,736	0.13

Total	13,603,388	100.00

2.3.	Other Information for Investment Decision

2.3.1.	BIS Risk-adjusted Capital Ratios
(Unit: in millions of Won, %)

As of September 30, 2008
Total Capital (A)	17,992,033
Risk-weighted assets (B)	187,996,398

BIS ratio (A/B)	9.57

*	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

*	The figures for the third quarter of 2008 are estimates that are subject to change.

3.	Financial Information

3.1.	Non-Consolidated Condensed Financial Information
(Unit: in millions of Won)

As of and for the two-days ended
September 30, 2008
Assets
Cash and due from bank	6,870
Equity method investments	13,579,354
Property and equipment	428
Other assets	16,736

Total assets	13,603,388

Liabilities
Borrowings	20,000
Other liabilities	11,091

Total liabilities	31,091

Shareholders’ equity
Common stock	1,781,758
Capital surplus	15,472,190
Capital adjustment	(4,208,098)
Accumulated other comprehensive loss	(57,105)
Retained earnings	583,552

Total shareholders’ equity	13,572,297

Total liabilities and shareholders’ equity	13,603,388

Operating revenues	568,853
Operating expenses	704
Income before income tax expense	568,149
Income from continuing operations	568,049

Net income (loss)	568,049

3.2.	Consolidated Condensed Financial Information
Not applicable

3.3.	Other Financial Information
See Exhibit 99.1 — KB Financial Group Review Report by our independent auditors for our full financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Review Report will also be available on our website, www.kbfng.com.

4.	Independent Public Accountants

4.1.	Audit & Audit related Fees
Samil PricewaterhouseCoopers has reviewed our financial statements for the third quarter of 2008. The aggregate contracted amount of such firm’s audit and review fees for the year 2008 is KRW 170 million.

4.2.	Non-Audit Services
Not applicable

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board
The board of directors, currently consisting of executive directors and non-executive directors, holds regular meetings quarterly. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.
The board of directors resolves following matters:
■ Matters relating to meeting of shareholders

■ Matters relating to general management of the Company

■ Matters relating to management of subsidiaries

■ Matters relating to material contracts

■ Matters relating to the organization and directors of the Company

■ Matters relating to funding and capital

■ Other related matters
The following committees currently serve under our board of directors:
■ Board Steering Committee

■ Management Strategy Committee

■ Risk Management Committee

■ Evaluation & Compensation Committee

■ Audit Committee

■ Non-Executive Director Nominating Committee

■ Audit Committee Member Nominating Committee
For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors below.

5.2.	Audit Committee
The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors
Due to the Company’s establishment on September 29, 2008, information regarding compensation to directors in the third quarter of 2008 is not available. At an extraordinary meeting of shareholders of Kookmin Bank held in 2008 to approve the stock transfer plan to establish KB Financial Group, the shareholders of Kookmin Bank approved a maximum aggregate sum of KRW 2 billion in compensation for Company directors for the Company’s first fiscal year.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies
Affiliated companies of KB Financial Group and its ownership of such companies as of September 30, 2008 are as follows.
■ Kookmin Bank (100.00%)

■ KB Investment & Securities (100.00%)

■ KB Asset Management (100.00%)

■ KB Real Estate Trust (100.00%)

■ KB Investment (100.00%)

■ KB Futures (100.00%)

■ KB Credit Information (100.00%)

■ KB Data Systems (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors
Our three executive directors consist of the Chairman & CEO, Vice Chairman and President & Chief Operating Officer as of November 6, 2008.
The names and positions of our directors, and the number of shares of KB Financial Group’s common stock they own are set forth below as of November 6, 2008.

Name	Date of Birth	Position	Common Shares Owned
Young Key Hwang	10/29/1952	Chairman & CEO	4,540
Chung Won Kang	12/19/1950	Vice Chairman	—
Jung Hoe Kim	09/19/1949	President & Chief Operating Officer	1,628

6.2.	Non-Executive Directors
Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting.
Our current non-executive directors and the number of shares of KB Financial Group’s common stock they own as of November 6, 2008 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kee Young Chung	09/07/1948	Non-Executive Director	—
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	500
Suk Sig Lim	07/17/1953	Non-Executive Director	777
Bo Kyung Byun	08/09/1953	Non-Executive Director	860
Sang Moon Hahm	02/02/1954	Non-Executive Director	290
Han Kim	02/17/1954	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	300

6.3.	Senior Management
In addition to the executive directors who are also our executive officers, we had the following three executive officers as of November 6, 2008.

Name	Date of Birth	Position	Common Shares Owned
Kap Shin	09/04/1955	Deputy President & Chief Financial Officer	27
Byung Kun Oh	01/06/1953	Deputy President & Chief Human Resources Officer	769
Heung Woon Kim	07/20/1957	Deputy President & Chief Information Officer	1,600

6.4.	Employees
The following table shows the breakdown of our employees as of September 30, 2008.
(Unit: in millions of Won)

				Average Tenure of	Total Payment for
	Number of Employees			the Full-time	the third quarter	Average Payment
	Full-time	Contractual	Total	Employees (years)	of 2008	per Person
Male	81	—	81	—	—	—
Female	10	—	10	—	—	—

Total	91	—	91	—	—	—

*	Information regarding payment to employees is not available in the third quarter of 2008 due to the Company’s establishment on September 29, 2008.

7.	Major Stockholders and Related Party Transactions

7.1.	Major Stockholders
The following table presents information regarding the selected major ownership of our shares as of September 30, 2008:
(Unit: Shares, %)

	Number of Shares of
Name	Common Stock	Percentage of Total Issued Shares
Kookmin Bank (1)	73,607,601	20.66
Citibank, N.A. (2)	49,049,856	13.76
Korean National Pension Service	17,910,781	5.03

*	As of October 20, 2008, ING Bank N.V. held 18,045,337 shares of our common stock, representing 5.06% of our total issued shares.

*	As of October 31, 2008, Korean National Pension Service held 21,675,810 shares of our common stock, representing 6.08% of our total issued shares.

7.2.	Changes in the Largest Shareholder for the Recent Three Years
(Unit: Shares, %)

	Date of Change/
	Date of Change in	Number of Shares of	Percentage of Total
Name	Ownership Level	Common Stock	Issued Shares
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change / change in ownership level is the date as indicated on the public filing disclosing changes in shareholdings in the Company.

(1)	Kookmin Bank, a wholly-owned subsidiary of the Company, holds common shares of the Company with restricted voting rights under Korean law as a result of the comprehensive stock transfer which established the Company.

(2)	Depositary under the Company’s ADR program.

7.3.	Investments in Affiliated Companies

As of September 30, 2008	(Units: shares, millions of Won, %)

	Balance
		Shareholding		Net Income for the
Name	Number of shares	percentage	Book value	latest fiscal year
Kookmin Bank	336,379,116	100	12,731,879	2,773,843
KB Real Estate Trust	16,000,000	100	111,252	28,830
KB Investment	8,951,797	100	102,841	13,204
KB Credit Information	1,252,400	100	43,725	5,304
KB Data Systems	800,000	100	17,760	4,257
KB Asset Management	7,667,550	100	110,186	22,366
KB Futures	4,000,000	100	36,985	4,062
KB Investment & Securities	15,600,000	100	424,726	12,926

Total	—	—	13,579,354	—

*	The above items represent the Company’s holding of investment securities of its Subsidiaries, which are accounted for under the equity method.

*	The net income stated above is for the fiscal year ended December 31, 2007, except for the net income of KB Asset Management, KB Futures and KB Investment & Securities which are for the fiscal year ended March 31, 2008.

7.4.	Related Party Transactions
The Company acquired the common shares of the Subsidiaries listed above in “7.3. Investments in Affiliated Companies” from such Subsidiaries’ shareholders pursuant to the comprehensive stock transfer which established the Company.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: November 14, 2008	By:	/s/ Kap Shin
(Signature)
Name: Kap Shin Title: Deputy President & CFO